Exhibit 3(a)

CERTIFICATE OF INCORPORATION

OF

REX AMERICAN RESOURCES CORPORATION

          1. The name of the corporation is:

              REX American Resources Corporation

          2. The address of its registered office in the State of Delaware is 100 West Tenth Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

          3. The nature of the business or purposes to be conducted or promoted is:

          To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

          4. The total number of shares of stock which the Corporation shall have authority to issue is Forty-Five Million (45,000,000) and the par value of each of such shares is One Cent ($.01) amounting in the aggregate to Four Hundred Fifty Thousand Dollars ($450,000)

          The number of authorized shares of any class or classes of stock may be increased or decreased by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote.

          5. The name and mailing address of each incorporator is as follows:

NAME	MAILING ADDRESS

D. A. Hampton	100 West Tenth Street
Wilmington, Delaware 19801
S. M. Chapman	100 West Tenth Street
Wilmington, Delaware 19801
S. K. Zimmerman	100 West Tenth Street
Wilmington, Delaware 19801

          6. The Corporation is to have perpetual existence.

          7. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

          To make, alter or repeal the By-Laws of the Corporation.

          8. Elections of Directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.

          Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

          9. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

          10. To the fullest extent now or hereafter permitted by the Delaware General Corporation Law, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director.

          Notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of sixty-six and two-thirds percent or more of the voting power of all shares of the Corporation then outstanding and entitled to vote thereon, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, this Section 10.

As Amended through June 9, 2010